1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

September 3, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In a July 17, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 257 (“PEA 257”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 341 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 30, 2014. PEA 257 was primarily filed to make changes to the Registrant’s: (i) Asset Allocation Funds Prospectus; (ii) Bond Funds Prospectus; (iii) Credit Bond Funds Prospectus; (iv) Equity-Related Strategy Funds Prospectus; (v) International Bond Funds Prospectus; (vi) Real Return Strategy Funds Prospectus; (vii) Short Duration Strategy Funds Prospectus; (viii) Tax-Efficient Strategy Funds Prospectus; (ix) Quantitative Strategies Prospectus; and (x) Statement of Additional Information. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 257.

All Prospectuses

Comment 1: With respect to those Funds with a wholly-owned Cayman subsidiary:

(i) confirm that the Subsidiary’s investment adviser complies with all requirements of Section 15 of the 1940 Act, the Fund and Subsidiary comply with Sections 8 and 18 of the 1940 Act on an aggregate basis, the Subsidiary complies with Section 17 of the 1940 Act and identify the Subsidiary’s custodian;

Amy Miller September 3, 2014 Page 2

(ii) file the Subsidiary’s investment advisory contract with PIMCO as an exhibit to the Fund’s registration statement since the Staff believes this is a material contract;

(iii) if the Fund has not received a private letter ruling from the IRS that Subsidiary income is qualifying income, provide the basis for making this determination as an exhibit to the Fund’s registration statement, such as an opinion of counsel;

(iv) disclose all of the Subsidiary’s principal investment strategies and principal risks to the extent they are principal investment strategies and principal risks of the Fund on an aggregate basis;

(v) confirm that the Subsidiary’s fees and expenses are disclosed in the Fund’s fee table;

(vi) confirm the Subsidiary, and its Board of Directors, have filed with the SEC a consent to service of process and examination of their books and records by the Staff;

(vii) confirm the Subsidiary’s Board of Directors will execute amendments to the Fund’s registration statement; and

(viii) confirm the financial statements of the Subsidiary are consolidated with those of the Fund and identify the Subsidiary’s auditor.

Response: The Registrant’s responses, set forth below, are similar to responses provided to similar comments on the Registrant’s Post-Effective Amendment Nos. 126, 133, 171 and 200,1 and are similar to responses provided to similar comments on Post-Effective Amendments filed by other PIMCO-advised registrants.

Application of Sections 8, 15, 17 and 18 of the 1940 Act to each Subsidiary

[1]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 200, at comment 13 (July 29, 2011).

Amy Miller September 3, 2014 Page 3

In complying with its fundamental and non-fundamental investment restrictions, each Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund. However, each Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the parent Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, each Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Fund, the same practices with regard to pricing and valuation that apply to the Funds apply to the Subsidiaries, and the consolidated financial statements of each Fund and Subsidiary are audited by the Funds’ independent registered public accounting firm. Additionally, each Fund and Subsidiary utilizes the same custodian, State Street Bank & Trust Company. Notwithstanding the foregoing, we note that none of the Subsidiaries is a registered investment company under the 1940 Act, and therefore none of the Subsidiaries is required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits each Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 1940 Act that would cause the corresponding Fund to violate Section 48(a).2

File the Subsidiary’s investment advisory contract as an exhibit to the Fund’s registration statement

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Fund investors are not charged the fees paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

[2]

For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

Amy Miller September 3, 2014 Page 4

If the Fund has not received a private letter ruling from the IRS that Subsidiary income is qualifying income, provide the basis for making this determination as an exhibit to the Fund’s registration statement, such as an opinion of counsel

The PIMCO CommodityRealReturn® Strategy Fund, a series of the Registrant, obtained a private letter ruling in which the IRS specifically concluded that income earned from the ownership of its subsidiary constitutes qualifying income to the Fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. Based on the reasoning in the private letter ruling, each other Fund, as applicable, also seeks to gain exposure to the commodity markets through investments in their respective Subsidiary, as disclosed in various sections of the Funds’ prospectuses and SAI. Given the various disclosures of this position throughout the Funds’ registration statement, the Registrant respectfully declines to file an exhibit to the Funds’ registration statement in response to the Staff’s comment.

Disclose each Subsidiary’s principal investment strategies and risks to the extent they are principal investment strategies and risks of the Fund on an aggregate basis

To the extent any principal investment strategies and principal risks of a Subsidiary are deemed principal investment strategies and principal risks of the parent Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

Confirm each Subsidiary’s fees and expenses are disclosed in the Fund’s fee table

The fees and expenses incurred by each Fund due to its investment in its Subsidiary are reflected as part of the Acquired Fund Fees and Expenses line item in the Fund’s fee table. Such fees and expenses are not passed through to Fund investors but are instead contractually waived by PIMCO out of its management fees received for services provided to the parent Fund. The contractual fee waiver is reflected by the Fee Waiver and/or Expense Reimbursement line item in the Fund’s fee table, as well as the corresponding footnote.

Confirm each Subsidiary, and its Board of Directors, has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

Each Subsidiary has filed with the Staff a consent to service of process and examination of its books and records.3

[3]

Each Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Amy Miller September 3, 2014 Page 5

Whether each Subsidiary’s Board of Directors will execute the Registrant’s post-effective amendments to its registration statement

Each Subsidiary is not required to execute the Registrant’s post effective amendments. Each Subsidiary is not offering any securities in the United States, nor is a Subsidiary a co-issuer of its parent Fund’s securities.

Each Subsidiary is organized solely for the purpose of providing its parent Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an IRS revenue ruling, which limited the Funds’ ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.4

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).5 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that each Subsidiary is not offering its securities in the United States in violation of Section 7(d).6

[4]

The Registrant notes that the Funds may also enter into commodity-linked swap agreements directly, but are limited in their ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[5]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[6]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in its Subsidiary. For instance, each Fund invests a limited amount of its assets in its Subsidiary and each Fund is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a Fund’s investment in its Subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

A Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Funds, which are registered under the 1940 Act and subject to Section 48(a) thereunder.

Amy Miller September 3, 2014 Page 6

Registrant also believes that each Subsidiary is not a co-issuer of its parent Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.7

[7]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Amy Miller September 3, 2014 Page 7

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that a Fund’s investment in its Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of a Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, a Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of a Fund’s assets are invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.8 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that a Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement. Should a Fund’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Fund’s registration statement as requested.

Although a Subsidiary is not required to sign the registration statement, Registrant believes that the Commission and Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of Fund investors. First, as noted above, each Subsidiary will not be able to engage in any activity that would cause its parent Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, all of their activities, including investment management, takes place in the United States. Each Subsidiary’s books and records are maintained in the United States, together with the parent Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of each Subsidiary’s assets is maintained in the United States with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder. As noted above, each Subsidiary has filed a consent to service of process and examination of its books and records.

Whether each Subsidiary consolidates its financial statements with the financial statements of the Subsidiary’s parent Fund; identify the Subsidiary’s auditor

[8]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Amy Miller September 3, 2014 Page 8

Each Subsidiary will consolidate its financial statements with those of the parent Fund. The Registrant is relying in part on a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of the Registrant’s intent to consolidate a Subsidiary in the PIMCO CommodityRealReturn Strategy Fund®’s financial statements. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from its position described in the Letter. As such, the Registrant continues to believe that its decision to consolidate is appropriate under GAAP.

As noted above, the consolidated financial statements of each Fund and Subsidiary are audited by the Funds’ independent registered public accounting firm, PricewaterhouseCoopers LLP.

Comment 2: With respect to those Funds that have adopted an 80% investment policy pursuant to Rule 35d-1, if such Funds count derivative instruments towards meeting their respective 80% policy, confirm that all derivatives are valued at mark-to-market value for purposes of the 80% policy.

Response: For each Fund that has adopted an 80% investment policy pursuant to Rule 35d-1, the Fund will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative. With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the derivative in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value. For purposes of monitoring a Fund’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Fund’s name are divided by the value of the Fund’s net assets plus borrowings for investment purposes.

Comment 3: Confirm all Funds have properly reflected Acquired Fund Fees and Expenses in their fee table to the extent required by Form N-1A, Item 3, Instruction 3(f).

Response: The Registrant confirms that, to the best of its knowledge, all Funds have properly reflected Acquired Fund Fees and Expenses in their fee table to the extent required by Form N-1A.

Amy Miller September 3, 2014 Page 9

Comment 4: Confirm all Funds have properly reflected the expenses of short sales, if any, in their fee table.

Response: The Registrant confirms that, to the best of its knowledge, all Funds have properly reflected the expenses of short sales in their fee tables, to the extent applicable.

Comment 5: Several Funds include “Global” or “International” in their names. For such Funds, disclose that the Funds will invest a “significant” amount of their respective assets (e.g., 40% of the Fund’s assets) in non-US investments. See footnote 42 of the adopting release for Rule 35d-1. In your response, please provide each “Global” or “International” Fund’s assets invested in non-US investments as of a recent date. In your response, please confirm whether such Funds have adopted an internal operating policy to normally invest a significant amount of their assets in non-US investments.

Response: Previously, the Staff has given a similar comment to multiple filings of the Registrant, including Registrant’s Post-Effective Amendment No. 108, as filed on April 16, 2004, Post-Effective Amendment No. 151, as filed May 31, 2007, Post-Effective Amendment No. 248, as filed on May 30, 2013, and Post-Effective Amendment No. 252, as filed on October 16, 2013. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 108, 151, 248 and 252.9

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.10 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the

[9]

See Letter from Frederick B. Lohr to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 108, at 36 (July 30, 2004); see also Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 151, at 8 (July 26, 2007); see also Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 248, at 4 (July 29, 2013); see also Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 252, at 2 (December 30, 2013).

[10]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release).

Amy Miller September 3, 2014 Page 10

United States).11 In proposing Rule 35d-1, the Commission has stated that the Staff “no longer distinguishes the terms ‘global’ and ‘international’.”12 Accordingly, the Registrant believes the Funds’ current disclosure regarding the number of countries in which each will invest is sufficient.13

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.14 Furthermore, the application of a particular quantified test to a Fund (i.e., “significant amount”) would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

In response to the Staff’s request for certain information relating to the Funds’ “international” and “global” investments, please see the table below. The table below provides each “global” and “international” Fund’s approximate investment in securities and instruments economically tied to non-U.S. countries, stated as a percentage of the Fund’s gross notional exposure, as of July 31, 2014. As noted above, each of these Funds complies with its guideline with respect to the use of “global” or “international” in the Fund’s name (i.e., each Fund’s investments are economically tied to at least three different countries). These Funds have not adopted an additional internal operating policy with respect to the Funds’ non-U.S. investments.

EMG Intl Low Volatility RAFI-PLUS AR Fund	84.47%
Intl Low Volatility RAFI-PLUS AR Fund	92.36%

[11]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[12]	See 35d-1 Adopting Release at n. 42.

[13]

For example, the Fund Summary—Principal Investment Strategies section for each of the PIMCO Global Multi-Asset Fund and PIMCO Worldwide Fundamental Advantage AR Strategy Fund states “[t]he Fund will invest in instruments that are economically tied to at least three countries (one of which may be the United States).”

[14]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

Amy Miller September 3, 2014 Page 11

Global Advantage Strategy Bond	69.04%
International StocksPLUS AR Strategy Fund (Unhedged)	64.00%
Global Bond Fund (Unhedged)	72.71%
Global Bond Fund (U.S. Dollar-Hedged)	80.32%
International StocksPLUS AR Strategy Fund (U.S. Dollar-Hedged)	79.40%
International Fundamental IndexPLUS AR Strategy Fund	80.02%
Global Multi-Asset Fund	41.73%

Comment 6: Many Funds have portfolio turnover in excess of 100% of the average value of the Fund’s portfolio. For such Funds, consider adding disclosure in the principal investment strategies and principal risks sections of the summary prospectus regarding frequent and active trading.

Response: Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 184. The Registrant’s response is substantively identical to its prior response.15

Each Fund’s Fund Summary includes a prominent, standalone discussion of portfolio turnover, as required by Item 3 of Form N-1A. This disclosure is supplemented by a more complete discussion of portfolio turnover in the Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover section of each Fund’s prospectus (in response to instruction 7 to Item 9 of Form N-1A), as well as a discussion of portfolio turnover in the Portfolio Transactions and Brokerage—Portfolio Turnover section of the Statement of Additional Information (“SAI”) (in response to Item 16(e) of Form N-1A).

In consideration of the overview of portfolio turnover and its potential effects on Fund performance presented prominently in a dedicated section of each Fund’s Fund Summary, as well as the more detailed discussions of portfolio turnover and associated risks presented in the Fund’s prospectus and SAI, the Registrant believes the current disclosure concerning portfolio turnover is both consistent with the requirements of Form N-1A and sufficient as is.

Credit Bond Funds Prospectus

[15]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 184 (Apr. 27, 2011) at comment 6.

Amy Miller September 3, 2014 Page 12

Comment 7: PIMCO Convertible Fund: Delete all footnotes to the fee table relating to interest expense. These footnotes are neither permitted nor required by Form N-1A Item 3. Alternatively, consider sub-dividing “Other Expenses” into no more than three sub-captions, as permitted by Instruction 3(c)(iii) to Item 3, or moving the disclosure regarding interest expense outside of the summary prospectus. See also IM Guidance Update No. 2014-08 (June 2014).

Response: Previously, the Staff has given a similar comment to the Registrant’s initial summary prospectuses filed pursuant to rule 497(k) on July 30, 2009 and August 28, 2009, to Post-Effective Amendment No. 168, as filed October 30, 2009, and several subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.16

To the extent the Fund enters into certain investments, such as reverse repurchase agreements, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,17 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Funds’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

[16]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Oct. 8, 2009), at 1; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

[17]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Amy Miller September 3, 2014 Page 13

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).18 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).19 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing the Fund’s interest expense and its effect on the Fund’s expense ratios, the Registrant believes the Fund’s fee tables would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances

[18]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[19]	Id. at 16-17.

Amy Miller September 3, 2014 Page 14

where a Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 8: PIMCO Convertible Fund: Since the Fund may invest directly in REITs as part of its principal investment strategies (i) we note the Staff believes REITs comprise an industry, such that a fund may either always concentrate or never concentrate in REITs depending on its fundamental investment policy regarding concentration in the real estate industry, (ii) confirm in your response the Fund’s holdings of privately traded REITs as of a recent date, and (iii) confirm whether the Fund’s investments in REITs are reflected in the Fund’s fee table (e.g., as Acquired Fund Fees and Expenses).

Response: As of July 21, 2014, approximately 4.5% of the Fund’s total assets were exposed to privately traded REITs. If the Fund were to invest in a REIT that fit the definition of “Acquired Fund” for purposes of the Acquired Fund Fees and Expenses calculation, the Fund would include the REIT in such calculation. As you know, instruction 3(f)(i) to Item 3 of Form N-1A defines “Acquired Fund” as any company in which the Fund invests or has invested during the relevant

Amy Miller September 3, 2014 Page 15

fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the 1940 Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act. Many REITs do not fall within either category (A) or (B) of that definition, but instead are exempt from registration under the 1940 Act (e.g., pursuant to section 3(c)(5) of the 1940 Act). As of the Fund’s most recent fiscal year-end, the Fund did not invest in any REITs that were an “Acquired Fund” within the meaning of instruction 3(f)(i) to Item 3.

Comment 9: PIMCO Credit Absolute Return Fund: In your response, explain how the Fund may have an average portfolio duration of zero years (or a negative duration).

Response: As explained in the “Characteristics and Risks of Securities and Investment Techniques – Duration” section of the Fund’s statutory prospectus:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.

Accordingly, when the Fund’s average portfolio duration is negative, the Fund’s sensitivity to interest rates is inverted. A negative duration can be employed for risk management purposes or as part of the Fund’s investment strategy and can be caused either by the use of particular classes of securities that benefit from rising interest rates (such as inverse floating rate securities) or derivative instruments. If the Fund’s average portfolio duration is negative, when interest rates go up, the Fund would generally be expected to appreciate in value. The inverse is true if the Fund’s average portfolio duration is positive. A Fund’s average portfolio duration may be zero years when its portfolio includes a mix of instruments with positive and negative durations, in which case the Fund’s value may not be affected solely by changes in interest rates.

Comment 10: PIMCO Long-Term Credit Fund: The last sentence of the principal investment strategies section states “Consistent with other investment limitations, the Fund may invest, without limitation, in preferred stocks.” Consider rephrasing this sentence as a 20% max limit on investment in preferred stocks given the Fund’s policy to normally invest at least 80% of its assets in Fixed Income Instruments.

Amy Miller September 3, 2014 Page 16

Response: Comment acknowledged. The Registrant considered this comment in connection with completing the definitive filing, but respectfully declines to revise the disclosure at this time.

Comment 11: For those Funds subject to Real Estate Risk, confirm whether investments in private REITs are treated as illiquid subject to the Fund’s 15% limitation on illiquid investments.

Response: The Funds treat privately placed REITs as illiquid unless they are deemed liquid pursuant to the Funds’ liquidity procedures. When privately placed REITs are treated as illiquid, investments in such REITs are subject to a Fund’s 15% limitation on illiquid investments.

Comment 12: Regarding the Temporary Defensive Positions disclosure in the back of the statutory prospectus, see Instruction 6 to Item 9(b)(1) of Form N-1A. Consider narrowing the scope of the current prospectus disclosure to more closely track the language of Instruction 6.

Response: Instruction 6 to Item 9(b)(1) of Form N-1A states:

Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

The Temporary Defensive Positions disclosure in the Funds’ prospectuses states:

For temporary or defensive purposes, each Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities, when PIMCO deems it appropriate to do so. When a Fund engages in such strategies, it may not achieve its investment objective.

The Registrant reviewed its current disclosure against the instruction cited in the Staff’s comment. Although not identical, Registrant believes the current disclosure is substantially consistent with the instruction. Accordingly, no changes have been made in response to this comment.

Quantitative Strategies Prospectus

Comment 13: The PIMCO TRENDS Managed Futures Strategy Fund’s fee table has four lengthy footnotes. Consider consolidating and shortening the footnotes where possible.

Amy Miller September 3, 2014 Page 17

Response: Comment accepted. Registrant has reviewed the footnotes, and has consolidated and shortened them where possible.

Comment 14: Since the PIMCO TRENDS Managed Futures Strategy Fund is co-managed by three portfolio managers, add a brief description of each portfolio manager’s role on the team, including any limitations on such role and the relationship between the role and the roles of others on the team. Also update “They will manage the Fund as of its inception” to reflect the launch date of the Fund.

Response: The Fund’s three co-portfolio managers do not have specific, formally-defined roles in managing the Fund’s portfolio. Accordingly, no changes have been made to the disclosure, except that it has been updated to reflect that the co-portfolio managers have managed the Fund since its inception in December 2013.

Asset Allocation Funds Prospectus

Comment 15: Both the PIMCO All Asset Fund and PIMCO All Asset All Authority Fund have five and six footnotes to its fee table, respectively. Consider consolidating and shortening the footnotes where possible.

Response: Comment acknowledged. The Registrant reviewed the Funds’ fee table footnotes in considering this comment. However, the Registrant has determined that the footnotes should continue to be presented in substantially the same format as presented in PEA 257.

Equity-Related Strategy Funds Prospectus

Comment 16: For the “StocksPLUS” Funds and “IndexPLUS” Funds, explain why such Funds have not adopted policies pursuant to Rule 35d-1 with respect to investments in the particular type of investment (and geographic region, if applicable) indicated by the Fund’s name.

Response: As discussed during our July 17, 2014 telephone conversation, the Registrant will respond to this comment under separate cover.

International Bond Funds Prospectus

Comment 17: For PIMCO Global Advantage® Strategy Bond Fund, explain why a “Global” Fund utilizes the Barclays U.S. Aggregate Index as its primary broad-based securities market index.

Amy Miller September 3, 2014 Page 18

Response: As more fully described in the prospectus, the PIMCO Global Advantage® Strategy Bond Fund’s investment objective is to seek total return which exceeds that of its benchmarks, consistent with prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States).

As disclosed in the prospectus, the Fund measures its performance against two benchmarks. The Fund’s primary benchmark is the Barclays U.S. Aggregate Index, which represents securities that are SEC-registered, taxable and dollar denominated. The index covers the U.S. investment-grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities, and asset-backed securities. The Fund’s secondary benchmark is the PIMCO Global Advantage Bond Index®, which is a diversified global index that covers a wide spectrum of global fixed income opportunities and sectors, from developed to emerging markets, nominal to real asset, and cash to derivative instruments. The Fund believes that the secondary benchmark reflects the Fund’s investment strategy more accurately than the Barclays U.S. Aggregate Index, although the primary benchmark more clearly qualifies as a “broad-based securities market index,” as defined in Form N-1A.

Given the Fund’s investment objective to seek total return that exceeds that of both of its benchmarks and its strategy of investing in Fixed Income Instruments economically tied to at least three countries (one of which may be the United States), Registrant believes the use of the primary and secondary benchmarks, in that order, is appropriate. The Barclays U.S. Aggregate Index was chosen as the Fund’s primary benchmark because PIMCO believes it is an appropriate benchmark for the Fund in light of its stated investment strategies, which may include significant investments in the United States. The Registrant also notes that, in accordance with the requirements of Form N-1A Item 27(b)(7), instruction 5, the primary benchmark is administered by an organization that is not an affiliated person of the Fund, its investment adviser or principal underwriter.

SAI

Comment 18: The SAI states, “[s]ubject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the “Investment Restrictions” section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry. If the Funds have assigned foreign bank obligations to multiple industries, please identify such industries in your response.

Amy Miller September 3, 2014 Page 19

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19.20 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate.

Comment 19: The “Investment Restrictions” section of the SAI begins by indicating each Fund’s investment objective is a fundamental policy, except those Funds included in a lengthy list. For readability, consider revising this disclosure to indicate that most Funds have an investment objective that is a non-fundamental policy, and then list those Funds that are an exception to that statement.

Response: Comment accepted.

Comment 20: The SAI states, “[w]ith respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Inflation Response Multi-Asset Fund and the PIMCO RealRetirement® Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds (and their investment adviser) may not ignore the stated concentration policy of any underlying fund (affiliated or unaffiliated) in which the fund-of-fund invests for purposes of calculating the fund-of-fund’s compliance with its concentration policy.

Response: As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of Underlying PIMCO Funds. It is also the case that no Underlying PIMCO Funds currently have a policy to concentrate in any industry – to the contrary, each Underlying

[20]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

Amy Miller September 3, 2014 Page 20

PIMCO Fund has adopted a fundamental policy to not concentrate in any industry (except that the PIMCO Money Market Fund may concentrate its investments in securities or obligations issued by U.S. banks). We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy.

The PIMCO funds-of-funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.21 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the fund-of-funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund adopts a policy to concentrate in a particular industry, the PIMCO funds-of-funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

Comment 21: The SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement (and any similar statements) to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,22 as supplemented by subsequent letters from PIMCO to the Staff.

[21]	Id.

[22]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller September 3, 2014 Page 21

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing Fund included in the SAI filed as part of PEA 257 has adopted an internal operating policy limiting the Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same Funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All Funds included in the SAI filed as part of PEA 257, including those registered after June 30, 2011, have adopted the same policies. These policies are operating policies of the Funds. They are not fundamental investment restrictions.

Comment 22: The SAI states, “Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.” Consider revising this sentence to more clearly indicate that this exclusion only applies to tax-exempt Municipal Bonds. See Investment Company Act Rel. No. 9785 (May 31, 1977).

Response: The SAI defines “Municipal Bonds,” in relevant part, as “investments, the income of which is exempt from federal income tax” (emphasis added). Accordingly, the usage of the defined term “Municipal Bonds” in the sentence cited by the Staff’s comment refers only to tax-exempt municipal bonds. Therefore, Registrant has retained the disclosure as is.

*                         *                        *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 257 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Amy Miller September 3, 2014 Page 22

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

September 3, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 257 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 341 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on May 30, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

        Sincerely,

        /s/ Peter G. Strelow

        Peter G. Strelow

        Senior Vice President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan Leshaw